Exhibit 9.1
FORMATION
OF
NEWBRIDGE BANCORP
Contact: Robert F. Lowe for LSB — 336-248-6500
Pressley A. Ridgill for FNB — 336-369-0900
     Greensboro, North Carolina, August 1, 2007. The formation of NewBridge Bancorp through the merger of FNB Financial Services Corporation into LSB Bancshares, Inc. became effective on July 31, 2007. NewBridge is headquartered in Greensboro and, as of August 1, 2007, its outstanding shares are traded on the Nasdaq Global Select Market under the symbol “NBBC”. The former shareholders of FNB Financial Services Corporation will receive information in the next few days about how to exchange their shares of FNB for shares of NewBridge.
     The merger of NewBridge’s banking subsidiaries, Lexington State Bank and FNB Southeast, into NewBridge Bank is anticipated to close in early November of this year. Upon such merger, the former customers of the Banks will be able to conduct their banking business at 40 branches of NewBridge Bank located in North Carolina and Virginia.